UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-22529

EQT CORPORATION SAVINGS AND PROTECTION PLAN

(formerly known as the Equitable Resources, Inc. Savings and Protection Plan)

(Exact name of registrant as specified in its charter)

EQT CORPORATION

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(412) 553-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the EQT Corporation Savings and Protection Plan

(formerly known as the Equitable Resources, Inc. Savings and Protection Plan)

(Title of each class of securities covered by this Form)

None *

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

* See Explanatory Note below.

Explanatory Note:  The EQT Corporation Employee Savings Plan, as successor in interest to the EQT Corporation Savings and Protection Plan, filed a Form 15 on January 2, 2013 to reflect the suspension of the EQT Corporation Savings and Protection Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, as a result of its merger into the EQT Corporation Employee Savings Plan (formerly known as the Equitable Resources, Inc. Employee Savings Plan), with the EQT Corporation Employee Savings Plan being the surviving and continuing plan.

The purpose of this Amendment No. 1 to Form 15 is to clarify that EQT Corporation’s duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), never ceased and continues with respect to its common stock, no par value per share, and that EQT Corporation’s common stock remains registered pursuant to Section 12(b) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the EQT Corporation Employee Savings Plan, as successor in interest to the EQT Corporation Savings and Protection Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EQT Corporation Employee Savings Plan (as successor in interest to the EQT Corporation Savings and Protection Plan)

Date:	February 14, 2013	By:	/s/ David J. Smith
		Name:	David J. Smith
		Title:	Plan Manager and Member, Benefits Administration Committee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.